

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 28, 2020

Kevin Hearde
Executive Vice President & Chief Financial Officer
MARAVAI LIFESCIENCES HOLDINGS, INC.
10770 Wateridge Circle Suite 200
San Diego, California 92121

> **Re: MARAVAI LIFESCIENCES HOLDINGS, INC.**
> **Amendment 2 to Draft Registration Statement on Form S-1**
> **Submitted October 23, 2020**
> **CIK No. 0001823239**

Dear Mr. Hearde:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment 2 to Draft Registration Statement on Form S-1 filed October 23, 2020

Prospectus Summary
Overview, page 2

1. We note your response to our prior comment 1 and we re-issue the latter part of the comment. Regarding the potential use of CleanCap by Chula Vaccine Research Center in partnership with the University of Pennsylvania, eTheRNA Immunotherapies and Greenlight Biosciences, please revise your disclosure to explain the basis for your belief that they may potentially use CleanCap in their vaccine trials. If these plans are based on conversations, please briefly describe the conversations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

New Credit Agreement, page 109

2.   Please revise your disclosure to quantify the distribution made to members with the proceeds of the New Credit Agreement discussed on page 109.

Management's Discussion & Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources
Sources of Liquidity, page 108

3.   We note your response to comment three and that Adjusted EBITDA is a financial covenant under your credit agreements. Please revise your disclosure for your credit agreements to include the following:
- the material terms of the covenant that relate to Adjusted EBITDA;
- the amount or limit required for compliance with the covenant; and
- the actual or reasonably likely effects of compliance or non-compliance with the covenant on the company's financial condition and liquidity.

With regards to disclosures of Adjusted EBITDA under the section "How We Assess Our Business", please refer the reader to the Liquidity section where the revised covenant disclosures are located. Refer to Question 102.09 of the Non-GAAP Financial Measures Compliance & Disclosure Interpretations.

  You may contact Christine Torney at 202-551-3652 or Lynn Dicker at 202-551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Laura Crotty at 202-551-7614 or Suzanne Hayes at 202-551-3675 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Robert Hayward